Afya Limited Announces Second Quarter and First Half 2020 Financial Results

Surpassed 1H20 Guidance; Synergies and Maturation Driving Margin Expansion

Nova Lima, Brazil, August 27, 2020 – Afya Limited (Nasdaq: AFYA) (“Afya” or the “Company”), the leading medical education group in Brazil, today reported financial and operating results for the three and six-month periods ended June 30, 2020 (second quarter 2020, 2Q20 and first half 2020, respectively). Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

Second Quarter 2020

▪	Net Revenue in 2Q20 increased 53.6% year over year (YoY) to R$274.2 million, this value does not include R$14.4 million of Net Revenue, that was deferred due to the interruption of practical activities on campus. Net Revenue excluding UniRedentor and UniSL grew 22.6%, reaching R$218.8 million.
▪	Adjusted EBITDA in 2Q20 increased 76.6% YoY reaching R$118.2 million, with Adjusted EBITDA margin of 43.1%, expanding 560 basis points (bps). This value does not include R$14.4 million of Net Revenue, that was deferred due to the interruption of practical activities on campus. Adjusted EBITDA excluding UniRedentor and UniSL grew 46.6%.
▪	Adjusted Net Income in 2Q20 of R$82.6 million was 163.1% higher than 2Q19.

First Half 2020 Highlights

▪	First Half 2020 Net Revenue of R$546.5 million, up 69.2% YoY. Net Revenue excluding UniRedentor and UniSL increased 47.3% YoY reaching R$475.8 million.
▪	Adjusted EBITDA for first half 2020 (1H20) increased 82.7% YoY reaching R$258.8 million, with Adjusted EBITDA margin of 47.4%, expanding 360 bps. Adjusted EBITDA excluding UniRedentor and UniSL increased 66.5% YoY, reaching R$235.9 million, with Adjusted EBITDA margin of 49.6%.
▪	Adjusted Net Income in 1H20 of R$206.6 million was 143.3% higher than 1H19.
▪	Cash conversion of 82.6% with a solid cash position of R$1.1 billion at quarter-end.
▪	Subsequent events:
—	Entrance into the digital health services segment with the acquisition of PEBMED, strengthening BU-2. PEBMED helps physicians in the decision making process through Whitebook with more than 165,000 active users per month, of which 91,000 are paying subscribers. It also provides Nursebook app and PEBMED portal;
—	Entrance into a purchase agreement for the acquisition of Faculdade Ciências Médicas da Paraíba, or FCMPB and Faculdade de Ensino Superior da Amazônia Reunida, or FESAR, adding a combined total of 277 medical seats. The transactions are subject to customary closing conditions and antitrust regulatory approvals. It is Afya’s first medical school in Paraíba state and FESAR, the second one, in the state of Pará.

Table 1: Financial Highlights
	For the three months period ended June 30,					For the six months period ended June 30,
(in thousand of R$)	2020	2020 Ex Uniredentor and UniSL	2019	% Chg	% Chg Ex Uniredentor and UniSL	2020	2020 Ex Uniredentor and UniSL	2019	% Chg	% Chg Ex Uniredentor and UniSL
(a) Net Revenue¹	274,211	218,813	178,493	53.6%	22.6%	546,515	475,811	323,071	69.2%	47.3%
(b) Pro forma Net Revenue¹ ²	274,211	218,813	184,229	48.8%	18.8%	546,515	475,811	402,172	35.9%	18.3%
(c) Adjusted EBITDA³	118,152	98,072	66,909	76.6%	46.6%	258,796	235,867	141,639	82.7%	66.5%
(d) = (c )/(a) Adjusted EBITDA Margin²	43.1%	44.8%	37.5%	560 bps	730 bps	47.4%	49.6%	43.8%	360 bps	580 bps
(g) Pro forma Adjusted EBITDA¹ ²	118,152	98,072	68,127	73.4%	44.0%	258,796	235,867	152,509	69.7%	54.7%
(h) = (e)/(b) Pro forma Adjusted EBITDA¹ ² Margin	43.1%	44.8%	37.0%	610 bps	780 bps	47.4%	49.6%	37.9%	950 bps	1170 bps
(i) Adjusted Net Income³	82,558	68,689	31,376	163.1%	118.9%	206,569	190,654	84,907	143.3%	124.5%
1. Due to the interruption of pratical classes during the pandemic R$ 14.4 million of 1H2020 Net Revenue will be recognized in the 2H2020.
2. Includes the pro-forma results of Medcel, IPEMED and FASA, as if the acquisition had been consummated on January 1, 2019.
3. See more information on "Non-GAAP Financial Measures" (Item 8).

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Message from Management

Virgilio Gibbon, Afya’s CEO, stated:

Our organization has responded and adapted to the challenges of the COVID-19 in an incredible and agile manner. I am extremely proud of the way Afya has adapted and executed to meet the significant changes and delivered an outstanding performance during the second quarter, which was ahead of our expectations.

The story of the second quarter was dictated by the COVID-19 pandemic. Our priorities remain unchanged as we continue to navigate these challenging times. We are focused on taking care of our employees and students and operating in a safe environment that protects both our team members and students. To that end, in mid-March, we shifted all our classes online and moved to a remote work situation for all corporate employees. Our ability to adapt to these changes allowed us to deliver a strong performance in the second quarter and surpass our first half guidance. Importantly, we closed the quarter having exceeded all the key financial targets we laid out for first half 2020.

We began the year with a very strong intake process, had completed the enrollment process and delivered 100% occupancy for the first half. We also saw strong demand for medical seats for the upcoming semester, thus, we are once again assured of 100% occupancy for the remainder of the year.

The COVID-19 pandemic intensified and accelerated some behavior shifts that were already underway, and caused us to rethink where best to invest our resources. In addition, as evidenced by the pandemic, the medical community and patients alike have embraced a digital component to healthcare. We discussed in the past that digital assets were appealing to us so that we can add more services to medical students and professionals, thus maximizing our product offering. Subsequent to quarter end, we furthered our Afya Digital with the acquisition of PEBMED, our first and significant acquisition in the health tech segment. This acquisition enables us to deepen our relationships with our students as well as getting our brand in front of many new doctors, nurses and other medical personnel and students, enhancing our competitive position and our capabilities.

Additionally, and also subsequent to quarter end, we announced two medical school acquisitions adding a further 277 seats – marking our entry in the state of Paraíba and strengthening our presence in the state of Pará. We are successfully executing on our strategy as we have completed 15 acquisitions over the past 2 years - 6 since we became public one year ago - and have added close to 700 medical seats in less than one year, or approximately 70% of our three-year target of 1,000 seats shared during our IPO. Importantly, we have a solid track record of integrating acquired companies and delivering cost efficiencies and synergies that can be seen in the margin expansion we are delivering. These acquisitions set us up to deliver continued strong results in the months and years to come.

We continue to have a peer-leading capital structure, providing agility to adapt to the dynamic environment we are operating in. Given our strong free cash flow and liquidity, we remain committed to our long-term capital priorities, with a balanced approach to invest in the business and return strong cash to our stockholders, all while keeping our students, faculty members and employees safe and managing through this volatile environment.

We are celebrating our one year anniversary of being a public company. Since then, we have all experienced significant change and new challenges over these past several months. Things we never predicted are now realities that we are all adapting to. Things we thought would evolve over the course of several years have changed in weeks. We are very pleased with our first half performance and are encouraged with how the back half is shaping up which is reflected in the guidance that we are introducing today.

To close, I could not be prouder of the Afya organization for how they have responded, the way we kept our focus on our people, students and physicians and delivered superior execution, leading to an outstanding first half in 2020.

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1.               First Half 2020 Guidance

	Guidance for 1H20	Actual 1H20
Net Revenue(1)(2)	R$475 mn ≤ ∆ ≤ R$510 mn	R$516.1 mn
Adjusted EBITDA Margin(3)	45% ≤ ∆ ≤ 46.5%	48.1%
(1)	Includes Uniredentor starting February 1st, 2020, and excludes any acquisition that was concluded after the issuance of the guidance; for instance, it does not include UniSL that was concluded on May 5, 2020, subsequent to the original issuance of guidance.
(2)	Includes the postponement in the recognition of Net Revenue in the amount of R$14.4 million, due to the interruption of practical classes during the pandemic.
(3)	Includes the impact of the adoption of IFRS16.

2.               Second Half 2020 Guidance

The Company is introducing guidance for 2H20 which takes into account the successfully concluded acceptances of new medicine students for the second half of 2020 and assuming a certain degree of potential impacts of COVID-19 into the business during 2H20. We assume that the practical educational on-campus activities resume in second half but some portion might be provided only in 2021.

The global Coronavirus outbreak is an unprecedented and still evolving situation. When considering Afya’s guidance for 2H20, it is paramount that shareholders and the market in general be advised that the COVID-19 pandemic is still evolving in Brazil, some state authorities may maintain quarentines or “shelter in place” status for a still undefined period of time and/or take other actions not contemplated into the guidance, all of which are outside of the Company’s control.

Considering the above factors, the guidance for 2H20 is defined in the following table.

Guidance for 2H20	Important considerations
Net Revenue is expected to be between R$600 million – R$640 million

▪     Includes PEBMED starting on July 20, 2020.

▪     Includes R$14.4 million of Net Revenue related to the 1H20 that was not recognized due to the postponement of practical classes during the pandemic.

▪     Excludes any acquisition that may be concluded after the issuance of the guidance. For instance does not include FCMPB and FESAR.

Adjusted EBITDA margin is expected to be between 45.5-47.0%

▪     Includes PEBMED starting on July 20, 2020.

▪     Includes R$14.4 million of Net Revenue related to the 1H20 that was not recognized due to the postponement of practical classes during the pandemic.

▪     Excludes any acquisition that may be concluded after the issuance of the guidance. For instance does not include FCMPB and FESAR.

▪     Includes the impact of the adoption of IFRS 16.

3.               Overview of 2Q20

Operational Review

Afya is the only company offering technological solutions to support students across every stage of the medical career, from undergraduate students in its medical school years through medical residency preparatory courses, medical specialization programs and continuing medical education.

The Company operates two distinct business units. The first (Business Unit 1 or BU1), is comprised of Undergraduate – medical schools, other healthcare programs and ex-health degrees. Revenue is generated from the monthly tuition fees the Company charges students enrolled in the undergraduate programs. The Company also offers Residency Preparatory and Specialization Programs, as well as Digital Health Services (Business Unit 2 or BU2). Revenue is comprised of fees from these programs.

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Table 2: Key Revenue Drivers	Six months ended June 30,
	2020	2019	% Chg
Business Unit 1: Educational Services Segment ¹
MEDICAL SCHOOL
Approved Seats²	1,866	1,352	38.0%
Operating Seats	1,516	1,102	37.6%
Total Students	9,097	5,550	63.9%
Total Students (ex-UniSL and ex- Uniredentor)	7,319	5,550	31.9%
Tuition Fees (ex- UniSL and ex- Uniredentor - R$MM)	358,214	239,280	49.7%
Tuition Fees (Total - R$MM)	406,439	239,280	69.9%
Medical School Avg, Ticket (ex- UniSL and ex- Uniredentor - R$/month)	8,157	7,186	13.5%
UNDERGRADUATE HEALTH SCIENCE
Total Students	13,853	6,939	99.6%
Total Students (ex-UniSL and ex- Uniredentor)	7,031	6,939	1.3%
Tuition Fees (ex- UniSL and ex- Uniredentor - R$MM)	52,249	49,570	5.4%
Tuition Fees (Total - R$MM)	68,723	49,570	38.6%
OTHER UNDERGRADUATE
Total Students	16,031	12,711	26.1%
Total Students (ex-UniSL and ex- Uniredentor)	8,723	12,711	-31.4%
Tuition Fees (ex- UniSL and ex- Uniredentor - R$MM)	58,829	60,504	-2.8%
Tuition Fees (Total - R$MM)	80,707	60,504	33.4%
Business Unit 2: Prep Courses & CME and Medical Specialization
Active Paying Students
Prep Courses & CME - B2C	10,594	8,415	25.9%
Prep Courses & CME - B2B	890	732	21.6%
Medical Specialization & Others	4,513	1,728	161.2%
Medical Specialization & Others (ex-Uniredentor)	2,188	1,728	26.6%
Revenue from courses (ex- Uniredentor - R$MM) ³	86,643	23,371	270.7%

1. Uniredentor average tuition fee for medical school in 1H2020 was R$9,431 and for UniSl was R$7,691.
2. This number does not includes FCMPB and FESAR that were acquired in August, 2020 and contribute 277 seats to Afya.
3. As Medcel and Ipemed were acquired on March 31, 2019 and on May 9, 2019 respectively, revenue from courses for BU2 were not accounted for in 1Q19. The number of students is disclosed to contribute with investors analysis.

Along with the active paying students, 11,619 medical students from 46 public and private medical schools are still accessing the Company’s Digital platform with a temporary free access during the pandemic crisis.

Total monthly active users (MaU) increased 27.6% quarter over quarter, reaching 20,420 users at the end of June. MaU represents the number of unique individuals that consumed Afya’s digital content in the last 30 days. Afya’s offers to its MaU a significant amount of learning assets, comprised of e-books, videos, podcasts and question/answer documents.

Table 3: Key Operational Drivers for BU2	2020
	2Q20	1Q20	% Chg
Total Monthly Active Users (MaU)	20,420	16,008	27.6%

*Does not include PEBMED’s numbers

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Seasonality

Afya’s two businesses are impacted by seasonality but at different time periods. The first is associated with the concentration of prep course revenues in the first and fourth quarters of each year, when new content (books and e-books) is delivered and most part of the revenues are recognized. The second is associated with the maturation of several medical schools, which leads to a higher enrollment base in the second half of each year. As a result, in a typical year, the first quarter is normally the strongest. The fourth quarter is normally the second strongest, followed by the third and second quarters, respectively. Finally, the second half of the year is normally stronger than the first half.

Revenue

Total Net Revenue for second quarter 2020 was R$274.2 million, an increase of 53.6% over the same period of prior year. Pro forma Net Revenue, which considers results of Medcel, IPEMED and FASA as if they were acquired on January 1st 2019, was R$274.2 million in 2Q20, up 48.8% over the same period of the prior year. Excluding UniSL and UniRedentor, Pro Forma Net Revenue in 2Q20 increased 18.8% YoY, reaching R$218.8 million. This increase was primarily driven by organic revenue growth, mainly due to the maturation of medical school seats and increase in average ticket.

For the six-months ended June 30, 2020 Total Net Revenue was R$546.5 million, an increase of 69.2% over the same period of last year. For the six-months ended June 30, 2020, Pro forma Net Revenue increased 35.9% over the same period of last year, to R$546.5 million. Excluding UniSL and UniRedentor, Pro Forma Net Revenue in six-months ended June 30 increased 18.3% YoY, reaching R$475.8 million.

Taking into account the interruption of on-campus activities and that some non-practical educational activities had to be rearranged to 2H20, according to IFRS15, the Company concluded it was necessary to defer R$14.4 million of its 2Q20 Net Revenue, with no postponement of costs or expenses in the same period. The Company expects these activities to gradually resume during 2H20 and the associated deferred revenues to be recognized at that time.

Table 4: Revenue & Revenue Mix
(in thousand of R$)	For the three months period ended June 30,					For the six months period ended June 30,
	2020	2020 Ex Uniredentor and UniSL	2019	% Chg	% Chg Ex Uniredentor and UniSL	2020	2020 Ex Uniredentor and UniSL	2019	% Chg	% Chg Ex Uniredentor and UniSL
Net Revenue Mix
Business Unit-1	240,102	190,064	156,940	53.0%	21.1%	451,886	389,168	301,518	49.9%	29.1%
Business Unit-2	34,109	28,749	23,371	45.9%	23.0%	95,606	86,643	23,371	309.1%	270.7%
Inter-segment transactions	-	-	(1,818)	-	-	(977)	-	(1,818)	-46.3%	-
Total Reported Net Revenue	274,211	218,813	178,493	53.6%	22.6%	546,515	475,811	323,071	69.2%	47.3%
Total Pro Forma Net Revenue¹	274,211	218,813	184,229	48.8%	18.8%	546,515	475,811	402,172	35.9%	18.3%
1. Includes the pro-forma results of Medcel, IPEMED and FASA, as if the acquisition had been consummated on January 1, 2019.

Adjusted EBITDA

Adjusted EBITDA in the three-months ended June 30, 2020 increased 76.6% to R$118.2 million, from R$66.9 million in the same period of the prior year. Adjusted EBITDA margin of 43.1% was up from 37.5% reported in the three-months ended June 30, 2019. For the six-months ended June 30, 2020, Adjusted EBITDA increased 82.7% to R$258.8 million, from R$141.6 million in the six-months ended June 30, 2019. Adjusted EBITDA margin of 47.4% was 360 basis points higher than the 43.8% reported in the six-months ended June 30, 2019.

Excluding the consolidation of UniRedentor and UniSL, Pro forma Adjusted EBITDA in the three-months ended June 30, 2020 increased 44.0% YoY to R$98.1 million from R$68.1 million while Pro forma Adjusted EBITDA margin increased 780 basis points, to 44.8% from 37.0%. For the six-months ended June 30, 2020, Pro forma Adjusted EBITDA excluding Uniredentor and UniSL increased 54.7% YoY to R$235.9 million up from R$152.5 million and Pro forma Adjusted EBITDA margin increased 1170 basis points, to 49.6% from 37.9%. Both improvements reflect mainly operational leverage, synergies obtained from recent acquisitions and other improvements.

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Table 5: Adjusted EBITDA
(in thousand of R$)	For the three months period ended June 30,					For the six months period ended June 30,
	2020	2020 Ex Uniredentor and UniSL	2019	% Chg	% Chg Ex Uniredentor and UniSL	2020	2020 Ex Uniredentor and UniSL	2019	% Chg	% Chg Ex Uniredentor and UniSL
Adjusted EBITDA	118,152	98,072	66,909	76.6%	46.6%	258,796	235,867	141,639	82.7%	66.5%
% Margin	43.1%	44.8%	37.5%	560 bps	730 bps	47.4%	49.6%	43.8%	360 bps	580 bps
Proforma Adjusted EBITDA¹	118,152	98,072	68,127	73.4%	44.0%	258,796	235,867	152,509	69.7%	54.7%
% Margin	43.1%	44.8%	37.0%	610 bps	780 bps	47.4%	49.6%	37.9%	950 bps	1170 bps
1. Includes the pro-forma results of Medcel, IPEMED and FASA, as if the acquisition had been consummated on January 1, 2019.

Net Income

Adjusted Net Income for the second quarter 2020 was R$82.6 million, increasing 163.1% over the same period of the prior year. For the six-months ended June 30, 2020, the Company reported Adjusted Net Income of R$206.6 million, compared to an Adjusted Net Income of R$84.9 million in the six-months ended June 30, 2019, an increase of 143.3%. Both increases reflect mainly the revenue contribution, synergies captured and margin expansion from the consolidation of acquisitions as well as organic growth.

(in thousand of R$)
	For the three months period ended June 30,			For the six months period ended June 30,
	2020	2019	% Chg	2020	2019	% Chg
Net income	63,886	21,326	199.6%	167,556	70,802	136.7%
Amortization of customer relationships and trademark (1)	12,515	9,182	36.3%	24,416	12,196	100.2%
Share-based compensation	6,157	868	609.3%	14,597	1,909	664.6%
Adjusted Net Income	82,558	31,376	163.1%	206,569	84,907	143.3%

(1) Consists of amortization of customer relationships and trademark recorded under business combinations.

Balance Sheet and Cash Flow

Cash and cash equivalents, including restricted cash, at June 30, 2020 were R$1.1 billion, compared to R$1.3 billion at March 31, 2020, a decrease of 19.0% due to the acquisitions concluded during the 1H20.

For the six-month period ended June 30, 2020, Afya reported an Adjusted Cash Flow from Operations of R$201.8 million up from R$111.2 million in same period of previous year, an 81.5% year-over-year increase.

Operating Cash Conversion Ratio for the six-month period ended June 30, 2020 was 82.6% compared with 85.4% in same period of the previous year. This decrease was mainly due to the consolidation of Medcel results in 1H20 figures and our students renegotiation of overdue monthly installments due to Covid-19 crisis. Prep course’s revenues are recognized mainly in the first and fourth quarters of each year, but the receivables are mostly stable during the year, Medcel’s results negatively affects cash conversion in the first and fourth quarters.

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Table 6: Operating Cash Conversion Ratio Reconciliation	For the six months period ended June 30,
(in thousand of R$)	Considering the adoption of IFRS 16
	2020	2019	% Chg
(a) Cash flow from operations	189,417	108,810	74.1%
(b) Income taxes paid	12,397	2,392	418.3%
(c) = (a) + (b) Adjusted cash flow from operations	201,814	111,202	81.5%

(d) Adjusted EBITDA	258,796	141,639	82.7%
(e) Non-recurring expenses:
- Integration of new companies (1)	4,982	3,607	38.1%
- M&A advisory and due diligence (2)	5,636	1,099	412.8%
- Expansion projects (3)	2,091	943	121.7%
- Restructuring Expenses (4)	1,762	5,749	-69.4%
(f) = (d) - (e) Adjusted EBITDA ex- non-recurring expenses	244,325	130,241	87.6%
(g) = (a) / (f) Operating cash conversion ratio	82.6%	85.4%	-280 bps
(1) Consists of expenses related to the integration of newly acquired companies.
(2) Consists of expenses related to professional and consultant fees in connection with due diligence services for M&A transactions.
(3) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(4) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of acquired companies.

4.               Subsequent Events

Acquisition of PEBMED

On July 20, 2020, the Company announced the acquisition of 100% of the total share capital of PEBMED, through its wholly-owned subsidiary Afya Participações S.A. PEBMED offers content and clinical decision applications with the aim of assisting healthcare professionals make quicker and/or better decisions by providing up to date information at their fingertips, through its products WhiteBook, Nursebook and Portal PEBMED. The business model consists of both paid subscriptions and free content. The net purchase price was R$132.9 million, with the assumption of estimated net debt of R$7.1 million, of which: (i) 86.8% was paid in cash, and (ii) 13.2% was paid in Afya’s stock. The price multiple is equivalent to 4x PEBMED’s annual recurring revenue.

Acquisition of Faculdade Ciências Médicas da Paraíba (FCMPB)

On August 20, 2020, the Company announced it entered into a purchase agreement for the acquisition, through its wholly-owned subsidiary Afya Participações S.A., of 100% of the total share capital of Faculdade Ciências Médicas da Paraíba. FCMPB is a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in medicine in the State of Paraíba. The projected Net Revenue for FCMPB in 2024 is R$107.0 million with an EV/EBITDA post synergies and maturation of 6.3x, all derived from its medical school. The aggregate purchase price is R$380.0 million, of which: (i) 50% is payable in cash on the transaction closing date, and (ii) 50% is payable in cash in four equal installments through 2024, adjusted by the CDI rate. The acquisition will contribute 157 medical school seats to Afya, increasing Afya’s total medical school seats to 2,023.

Acquisition of Faculdade de Ensino Superior da Amazônia Reunida (FESAR)

On August 26, 2020, the Company announced it entered into a purchase agreement for the acquisition, through its wholly-owned subsidiary Afya Participações S.A., of 100% of the total share capital of Faculdade de Ensino Superior da Amazônia Reunida. FESAR is a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in medicine in the State of Pará. The projected Net Revenue for FESAR in 2024 is R$88.6 million with an EV/EBITDA post synergies and maturation of 4.7x adjusted by the real estate. The aggregate purchase price is R$260 million, of which 100% is payable in cash on the transaction closing date. The enterprise value also includes real estate which is valued at R$21.0 million. The acquisition will contribute 120 medical school seats to Afya, increasing Afya’s total medical school seats to 2,143.

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5.               Conference Call and Webcast Information

When: August 28, 2020 at 11:00 a.m. ET.

Who:	Mr. Virgilio Gibbon, Chief Executive Officer Mr. Luis André Blanco, Chief Financial Officer Ms. Renata Costa Couto, Head of Investor Relations

Dial-in: +55-11-3181-8565 or +1-844- 204-8586 or +1-412-717-9627 (International), conference ID: Afya

Webcast: ir.afya.com.br

Replay: available between August 28, 2020 until September 9, 2020, by dialing +1-412-317-0088 conference ID: 10147648.

6.               About Afya Limited (Nasdaq: AFYA)

Afya is the leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they enroll as medical students through their medical residency preparation, graduation program, and continuing medical education activities. Afya also offers content and clinical decision applications for healthcare professionals, through its products WhiteBook, Nursebook and Portal PEBMED. For more information, please visit www.afya.com.br.

7.               Forward – Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact, could be deemed forward looking, including risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain students; our ability to increase tuition prices and prep course fees; our ability to anticipate and meet the evolving needs of student and teachers; our ability to source and successfully integrate acquisitions; general market, political, economic, and business conditions; and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential impacts of the COVID-19 pandemic on our business operations, financial results and financial position and on the Brazilian economy.

The Company undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect the Company’s financial results is included in filings made with the United States Securities and Exchange Commission (SEC) from time to time, including the section titled “Risk Factors” in the most recent Rule 434(b) prospectus. These documents are available on the SEC Filings section of the investor relations section of our website at: https://ir.afya.com.br/.

8.               Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, Afya uses Proforma Revenue, Adjusted EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Adjusted Net Income and Operating Cash Conversion Ratio information for the convenience of investors, which are non-GAAP financial measures. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.

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Afya calculates Adjusted EBITDA as net income plus/minus net financial result plus income taxes expense plus depreciation and amortization plus interest received on late payments of monthly tuition fees, plus share-based compensation plus/minus income share associate plus/minus non-recurring expenses. Pro Forma Adjusted EBITDA is calculated as pro forma net income plus/minus pro forma net financial result plus pro forma income taxes expense plus pro forma depreciation and amortization plus pro forma interest received on late payments of monthly tuition fees, plus pro forma share-based compensation plus/minus pro forma income share associate plus/minus pro forma non-recurring expenses. The calculation for Adjusted Net Income is net income plus amortization of customer relationships and trademark, plus shared based compensation. We calculate Operating Cash Conversion Ratio as the cash flows from operations, adjusted with income taxes paid divided by Adjusted EBITDA plus/minus non-recurring expenses.

Management presents Adjusted EBITDA, Pro Forma Adjusted EBITDA and Pro Forma Adjusted Net Income because it believes these measures provide investors with a supplemental measure of the financial performance of the core operations that facilitates period-to-period comparisons on a consistent basis. Afya also presents Operating Cash Conversion Ratio because it believes this measure provides investors with a measure of how efficiently the Company converts EBITDA into cash. The non-GAAP financial measures described in this prospectus are not a substitute for the IFRS measures of earnings. Additionally, calculations of Adjusted EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Adjusted Net Income and Operating Cash Conversion Ratio may be different from the calculations used by other companies, including competitors in the education services industry, and therefore, Afya’s measures may not be comparable to those of other companies.

9.               Unaudited Pro Forma Condensed Consolidated Financial Information

The unaudited interim pro forma condensed consolidated statement of income for the three and six months ended June 30, 2019 is based on the historical unaudited interim consolidated financial statements of each company, and gives effect of the acquisition of Medcel, IPEMED and FASA by Afya Brazil as if it had been consummated on January 1, 2019. Pro forma adjustments were made to reflect the acquisition of Medcel, IPEMED and FASA by Afya Brazil.

10.            Investor Relations Contact

Renata Couto, Head of Investor Relations
Phone: +55 31 3515.7564 | +55 31 98463.3341
E-mail: renata.couto@afya.com.br

9

11.            Financial Tables

Interim condensed consolidated statements of income and comprehensive income

For the three and six-months periods ended June 30, 2020 and 2019

(In thousands of Brazilian Reais, except earnings per share)

	Three-month period ended		Six-month period ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net revenue	274,211	178,493	546,515	323,071
Cost of services	(106,683)	(82,283)	(195,934)	(136,647)
Gross profit	167,528	96,210	350,581	186,424

General and administrative expenses	(90,039)	(59,584)	(176,762)	(90,818)
Other (expenses) income, net	(689)	576	(748)	370

Operating income	76,800	37,202	173,071	95,976

Finance income	13,954	4,650	42,780	9,817
Finance expenses	(23,130)	(19,721)	(40,802)	(31,957)
Finance result	(9,176)	(15,071)	1,978	(22,140)

Share of income of associate	2,603	920	4,905	920

Income before income taxes	70,227	23,051	179,954	74,756

Income taxes expense	(6,341)	(1,725)	(12,398)	(3,954)

Net income	63,886	21,326	167,556	70,802

Other comprehensive income	-	-	-	-
Total comprehensive income	63,886	21,326	167,556	70,802

Income attributable to
Equity holders of the parent	60,679	16,317	160,495	57,852
Non-controlling interests	3,207	5,009	7,061	12,950
	63,886	21,326	167,556	70,802
Basic earnings per share
Per common share	0.65	0.23	1.74	0.91
Diluted earnings per share Per common share	0.65	0.23	1.73	0.89

10

Interim condensed consolidated statements of financial position

As of June 30, 2020 and December 31, 2019

(In thousands of Brazilian Reais)

	June 30, 2020	December 31, 2019
Assets	(unaudited)
Current assets
Cash and cash equivalents	1,041,462	943,209
Restricted cash	10,902	14,788
Trade receivables	238,874	125,439
Inventories	5,375	3,932
Recoverable taxes	18,774	6,485
Derivatives	8,720	-
Other assets	14,108	17,912
Total current assets	1,338,215	1,111,765

Non-current assets
Restricted cash	2,053	2,053
Trade receivables	13,611	9,801
Other assets	41,240	17,267
Investment in associate	50,539	45,634
Property and equipment	192,686	139,320
Right-of-use assets	376,023	274,275
Intangible assets	1,835,823	1,312,338
Total non-current assets	2,511,975	1,800,688

Total assets	3,850,190	2,912,453

Liabilities
Current liabilities
Trade payables	23,234	17,628
Loans and financing	42,094	53,607
Derivatives	-	757
Lease liabilities	46,920	22,693
Accounts payable to selling shareholders	149,879	131,883
Notes payable	9,322	-
Advances from customers	40,621	36,860
Labor and social obligations	98,916	46,770
Taxes payable	32,483	19,442
Income taxes payable	4,395	3,213
Other liabilities	14,662	376
Total current liabilities	462,526	333,229

Non-current liabilities
Loans and financing	19,308	6,750
Lease liabilities	347,320	261,822
Accounts payable to selling shareholders	245,567	168,354
Notes payable	69,115	-
Taxes payable	23,924	21,304
Provision for legal proceedings	19,807	5,269
Other liabilities	3,048	1,999
Total non-current liabilities	728,089	465,498
Total liabilities	1,190,615	798,727

Equity
Share capital	17	17
Additional paid-in capital	2,300,513	1,931,047
Share-based compensation reserve	32,711	18,114
Retained earnings	276,411	115,916
Equity attributable to equity holders of the parent	2,609,652	2,065,094
Non-controlling interests	49,923	48,632
Total equity	2,659,575	2,113,726

Total liabilities and equity	3,850,190	2,912,453
11

Interim condensed consolidated statements of cash flows

For the six-months periods ended June 30, 2020 and 2019

(In thousands of Brazilian Reais)

	June 30, 2020	June 30, 2019
	(unaudited)	(unaudited)
Operating activities
Income before income taxes	179,954	74,756
Adjustments to reconcile income before income taxes
Depreciation and amortization	51,330	28,441
Allowance for doubtful accounts	13,953	8,606
Share-based compensation expense	14,597	1,909
Net foreign exchange differences	(14)	(1,858)
Net (gain) loss on derivatives	(19,430)	2,809
Accrued interest	11,017	9,873
Accrued lease interest	20,428	14,540
Share of income of associate	(4,905)	(920)
Provision for legal proceedings	1,183	(347)
Changes in assets and liabilities
Trade receivables	(104,831)	(28,624)
Inventories	(976)	884
Recoverable taxes	(11,464)	(2,827)
Other assets	2,940	(15,758)
Trade payables	996	5,257
Taxes payables	10,214	1,139
Advances from customers	(13,317)	1,428
Labor and social obligations	39,605	13,352
Other liabilities	10,534	(1,458)
	201,814	111,202
Income taxes paid	(12,397)	(2,392)
Net cash flows from operating activities	189,417	108,810

Investing activities
Acquisition of property and equipment	(37,583)	(20,674)
Acquisition of intangibles assets	(7,766)	(718)
Restricted cash	3,870	(1,153)
Payments of accounts payable to selling shareholders	(67,304)	(30,674)
Payments of notes payable	(1,611)	-
Acquisition of subsidiaries, net of cash acquired	(240,631)	(148,880)
Loans to related parties	-	(1,695)
Net cash flows used in investing activities	(351,025)	(203,794)

Financing activities
Payments of loans and financing	(99,096)	(23,868)
Issuance of loans and financing	911	-
Payments of lease liabilities	(25,538)	(17,316)
Capital increase	-	150,000
Proceeds from issuance of common shares	389,170	-
Shares issuance cost	(19,704)	-
Dividends paid to non-controlling interests	(5,770)	(7,621)
Net cash flows from financing activities	239,973	101,195
Net foreign exchange differences	19,888	-
Net increase in cash and cash equivalents	78,365	6,211
Cash and cash equivalents at the beginning of the period	943,209	62,260
Cash and cash equivalents at the end of the period	1,041,462	68,471

12

Reconciliation between Net Income and Adjusted EBITDA, Pro Forma Adjusted EBITDA

(in thousand of R$)
	For the three months period ended June 30,			For the six months period ended June 30,
	2020	2019	% Chg	2020	2019	% Chg
Net income	63,886	21,326	199.6%	167,556	70,802	136.7%
Net financial result	9,176	15,071	-39.1%	(1,978)	22,140	n.a.
Income taxes expense	6,341	1,725	267.6%	12,398	3,954	213.6%
Depreciation and amortization	26,383	19,387	36.1%	51,330	28,441	80.5%
Interest received (1)	1,810	1,410	28.4%	5,327	3,915	36.1%
Income share associate	(2,603)	(920)	182.9%	(4,905)	(920)	433.2%
Share-based compensation	6,157	868	609.3%	14,597	1,909	664.6%
Non-recurring expenses:	7,002	8,042	-12.9%	7,002	8,042	-12.9%
- Integration of new companies (2)	1,862	2,607	-28.6%	4,982	3,607	38.1%
- M&A advisory and due diligence (3)	2,886	959	200.9%	5,636	1,099	412.8%
- Expansion projects (4)	1,308	638	105.0%	2,091	943	121.7%
- Restructuring expenses (5)	946	3,838	-75.4%	1,762	5,749	-69.4%
Adjusted EBITDA	118,152	66,909	76.6%	258,796	141,639	82.7%
Adjusted EBITDA Margin	43.1%	37.5%	560 bps	47.4%	43.8%	360 bps
Adjusted EBITDA comparable to guidance	107,363	66,909	60.5%	248,007	141,639	75.1%
Adjusted EBITDA Margin comparable to guidance	44.0%	37.5%	650 bps	48.1%	43.8%	430 bps
Pro Forma Adjusted EBITDA	118,152	68,127	73.4%	258,796	152,509	69.7%
Pro Forma Adjusted EBITDA Margin	43.1%	37.0%	610 bps	47.4%	37.9%	950 bps

(1) Represents the interest received on late payments of monthly tuition fees.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.